November 15, 2024

Yong Zhang
Chief Executive Officer
Xinyuan Real Estate Co., Ltd.
27/F China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People's Republic of China

       Re: Xinyuan Real Estate Co., Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           File No. 001-33863
Dear Yong Zhang:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction